SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

10 October 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

10 October 2013

LLOYDS BANKING GROUP ANNOUNCES SALE OF AUSTRALIAN OPERATIONS

Lloyds Banking Group plc ('the Group') announces today that it has agreed the sale of its Australian operations to Westpac Banking Corporation. These operations principally comprise Capital Finance Australia Limited (CFAL), a provider of motor and equipment asset finance, and BOS International (Australia) Limited, a corporate lending business. The consideration includes approximately AU$1.45 billion for the shares in the operations and approximately AU$0.1 billion for the market value of derivative contracts, resulting in total consideration of approximately AU$1.55 billion, or approximately £0.9 billion at current exchange rates, which will be payable in cash. In addition an AU$0.1 billion pre-completion distribution will be made by the Australian operations.

The sale is in line with the Group's strategy of focusing on the UK, rationalising its international presence and ensuring best value for shareholders. The sale will enable our country exit from Australia, which will be effected a short time after completion, although we will continue to support core UK-linked clients in Australia. The proceeds of the sale will be used for general corporate purposes.

The gross assets subject to the transaction are approximately AU$8.8 billion (£5.2 billion), and in the year to 31 December 2012 generated a profit before tax of £80 million. The sale of the operations is currently expected to lead to a gain on disposal of approximately £20 million. As a result of the sale, the Group will also write down a related deferred tax asset by approximately £350 million. As a result of this transaction we expect our pro forma CRD IV fully loaded capital ratio to increase by approximately 20 basis points (approximately £550 million capital equivalent), primarily driven by the reduction in risk weighted assets.

The transaction is expected to complete by the end of 2013.

- END -
For further information:

Investor Relations
Charles King                                                                                      +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Ian Kitts                                                                                             +44 (0) 20 7356 1347
Head of Media Relations, Commercial Banking
Email: ian.kitts@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 10 October 2013